

1600 Veterans Memorial Boulevard
Metairie, LA 70005
(504) 834-1190 FAX: (504) 835-2373

June 8, 2010

VIA OVERNIGHT DELIVERY

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Louisiana Bancorp, Inc.
Annual Report on Form 11-K; Fiscal Year Ended December 31, 2009
File No. 001-33573

Dear Sir or Madam:

Please find enclosed one manually executed copy and three conformed copies of the Annual Report on Form 11-K for the Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust.

Please do not hesitate to contact the undersigned at 504-834-1190 if you have any questions regarding the enclosed filing.

Sincerely,

John LeBlanc
Senior Vice President and
Chief Financial Officer

Enclosures

P:\Finance\SEC filings\2010 SEC filings\11K cover letter 123109.doc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________.

Commission file number: 001-33573

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA BANCORP, INC.
1600 Veterans Memorial Boulevard
Metairie, Louisiana 70005

REQUIRED INFORMATION

Financial Statements. The following financial statements are filed as part of this annual report for the Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust (the "Plan") and appear immediately after the signature page hereof:

Form 5500 Annual Return/Report of Employee Benefit Plan for the Plan for the year ended December 31, 2009

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BANK OF NEW ORLEANS EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

June 8, 2010

By: /s/ Lawrence J. LeBon, III
Lawrence J. LeBon, III, on behalf of
Bank of New Orleans
as the Plan Administrator

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), and 6058(a) of the Internal Revenue Code (the Code).

▸ **Complete all entries in accordance with the instructions to the Form 5500.**

OMB Nos. 1210-0110
1210-0089

2009

This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A This return/report is for:
- ☐ a multiemployer plan;
- ☐ a multiple-employer plan; or
- ☒ a single-employer plan;
- ☐ a DFE (specify) ____

B This return/report is:
- ☐ the first return/report;
- ☐ the final return/report;
- ☐ an amended return/report;
- ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. . . . . ▸ ☐

D Check box if filing under:
- ☐ Form 5558;
- ☐ automatic extension;
- ☐ the DFVC program;
- ☐ special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust

1b Three-digit plan number (PN) ▸ 003

1c Effective date of plan 05/01/2007

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
Bank of New Orleans

1600 Veterans Boulevard

Metairie LA 70005

2b Employer Identification Number (EIN) 72-0199544

2c Sponsor's telephone number (504)834-1190

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	[signature]	6-8-10	John LeBlanc
	Signature of plan administrator	Date	Enter name of individual signing as plan administrator
SIGN HERE	[signature]	6-8-10	John LeBlanc
	Signature of employer/plan sponsor	Date	Enter name of individual signing as employer or plan sponsor
SIGN HERE			
	Signature of DFE	Date	Enter name of individual signing as DFE

3a Plan administrator's name and address (if same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN	
	3c Administrator's telephone number	
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:	**4b** EIN	
a Sponsor's name	**4c** PN	
5 Total number of participants at the beginning of the plan year	**5**	55
6 Number of participants as of the end of the plan year (welfare plans complete only lines **6a**, **6b**, **6c**, and **6d**).		
a Active participants	**6a**	52
b Retired or separated participants receiving benefits	**6b**	0
c Other retired or separated participants entitled to future benefits	**6c**	7
d Subtotal. Add lines **6a**, **6b**, and **6c**	**6d**	59
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**6e**	0
f Total. Add lines **6d** and **6e**	**6f**	59
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**6g**	50
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	1
7 Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	**7**	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:
X

2E 2F 2G 2J 3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	(1) [ ] Insurance
(2) [ ] Code section 412(e)(3) insurance contracts	(2) [ ] Code section 412(e)(3) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules	**b General Schedules**
(1) [X] **R** (Retirement Plan Information)	(1) [ ] **H** (Financial Information)
(2) [ ] **MB** (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary	(2) [X] **I** (Financial Information – Small Plan)
	(3) [ ] ___ **A** (Insurance Information)
	(4) [ ] **C** (Service Provider Information)
(3) [ ] **SB** (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary	(5) [X] **D** (DFE/Participating Plan Information)
	(6) [ ] **G** (Financial Transaction Schedules)

SCHEDULE D (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration	**DFE/Participating Plan Information** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▶ **File as an attachment to Form 5500.**	OMB No. 1210-0110 **2009** **This Form is Open to Public Inspection.**

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust

B Three-digit plan number (PN) ▶ 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
Bank of New Orleans

D Employer Identification Number (EIN)
72-0199544

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)** (Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: PENTEGRA STABLE VALUE FUND

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 005 | **d** Entity code C | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 466,295

a Name of MTIA, CCT, PSA, or 103-12 IE: MODERATE STRATEGIC BALANCED SL FUND

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 111 | **d** Entity code C | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 117,739

a Name of MTIA, CCT, PSA, or 103-12 IE: CONSERVATIVE STRATEGIC BALANCED SL

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 110 | **d** Entity code C | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 7,702

a Name of MTIA, CCT, PSA, or 103-12 IE: AGGRESSIVE STRATEGIC BALANCED SL

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 112 | **d** Entity code C | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 29,463

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2015 SL

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 015 | **d** Entity code C | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 10,818

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2025 SL

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 017 | **d** Entity code C | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 2,604

a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2035 SL

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 019 | **d** Entity code C | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 1,618 a Name of MTIA, CCT, PSA, or 103-12 IE: TARGET RETIREMENT 2045 SL

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 021	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	502

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P 500 FLAGSHIP SL SERIES FUND

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 065	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	280,961

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P GROWTH INDEX SL FUND SERIES A

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 002	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	13,771

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P VALUE INDEX SL FUND SERIES A

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 003	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	36,456

a Name of MTIA, CCT, PSA, or 103-12 IE: S&P MIDCAP INDEX SL SERIES FUND CLA

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 116	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	228,641

a Name of MTIA, CCT, PSA, or 103-12 IE: NASDAQ 100 INDEX NON-LENDING FUND

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 032	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	46,491

a Name of MTIA, CCT, PSA, or 103-12 IE: RUSSELL 2000 INDEX SL SERIES FUND

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 084	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	17,352

a Name of MTIA, CCT, PSA, or 103-12 IE: LONG US TREASURY INDEX SL

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 90-0337987 006	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	118,545

a Name of MTIA, CCT, PSA, or 103-12 IE: PASSIVE BOND MARKET INDEX SL

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 071	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	5,592

a Name of MTIA, CCT, PSA, or 103-12 IE: DAILY EAFE INDEX SL CL T

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 462	d Entity code C	e Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	53,895

a Name of MTIA, CCT, PSA, or 103-12 IE: US REIT INDEX NL SF CL A

b Name of sponsor of entity listed in (a): STATE STREET INVESTORS SSgA

c EIN-PN 04-0025081 352	**d** Entity code C	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 1,426

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

Part II Information on Participating Plans (to be completed by DFEs)
(Complete as many entries as needed to report all participating plans)

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

a Plan name
b Name of plan sponsor
c EIN-PN

SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information - Small Plan

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2009

This Form is Open to Public Inspection

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust

B Three-digit plan number (PN) ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
Bank of New Orleans

D Employer Identification Number (EIN)
72-0199544

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		**(a)** Beginning of Year	**(b)** End of Year
a Total plan assets	1a	3,574,160	3,867,919
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	3,574,160	3,867,919

2 Income, Expenses, and Transfers for this Plan Year:		**(a)** Amount	**(b)** Total
a Contributions received or receivable:			
(1) Employers	2a(1)	12,181	
(2) Participants	2a(2)	89,502	
(3) Others (including rollovers)	2a(3)		
b Noncash contributions	2b		
c Other income	2c	344,634	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		446,317
e Benefits paid (including direct rollovers)	2e	140,253	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Administrative service providers (salaries, fees, and commissions)	2h		
i Other expenses	2i	12,305	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		152,558
k Net income (loss) (subtract line 2j from line 2d)	2k		293,759
l Transfers to (from) the plan (see instructions)	2l		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		1,943,015
e Participant loans	3e	X		209,832

			Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

4	During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		2,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		1,943,015
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n			

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year. ☐ Yes ☒ No **Amount:**

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE R (Form 5500)	Retirement Plan Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	2009 This Form is Open to Public Inspection.

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
Bank of New Orleans Employees' Savings & Profit Sharing Plan and Trust

B Three-digit plan number (PN) ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
Bank of New Orleans

D Employer Identification Number (EIN)
72-0199544

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions **1** 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):
EIN(s): 13-3745616 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? ..... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. **Date:** Month ____ Day ____ Year ____

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 a Enter the minimum required contribution for this plan year **6a**

b Enter the amount contributed by the employer to the plan for this plan year **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? ..... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ..... ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box ..... ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? ..... ☐ Yes ☐ No

11 a Does the ESOP hold any preferred stock? ..... ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) ..... ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? ..... ☐ Yes ☐ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):